UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42260

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Financial Statements and Exhibits

Set forth in this report are the registrant’s Unaudited Interim Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended June 30, 2025. The earning release attached as Exhibit 99.1 includes additional information regarding the foregoing and is incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Earning Release, dated as of September 23, 2025.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: September 23, 2025

2

POWELL MAX LIMITED AND ITS SUBSIDIARIES

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

POWELL MAX LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
		HK$	HK$	US$
ASSETS
Non-current assets
Goodwill	4	—	28,116,846	3,581,809
Property, plant and equipment		4,253,686	7,861,254	1,001,447
Total non-current assets		4,253,686	35,978,100	4,583,256

Current assets
Trade and other receivables	5	16,096,160	15,018,674	1,913,231
Cash and bank balances	6	42,222,014	8,894,909	1,133,124
Total current assets		58,318,174	23,913,583	3,046,355

Total assets		62,571,860	59,891,683	7,629,611

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	7	12,990,458	11,930,106	1,519,778
Contract liabilities	8	1,310,435	622,226	79,265
Bank borrowings	9	3,845,863	3,368,086	429,061
Lease liabilities	10	1,376,122	2,910,354	370,751
Derivative	11	6,756,516	—	—
Convertible promissory notes	11	13,860,647	—	—
Total current liabilities		40,140,041	18,830,772	2,398,855

Non-current liabilities
Trade and other payables	7	150,000	150,000	19,109
Lease liabilities	10	1,014,182	3,357,693	427,737
Total non-current liabilities		1,164,182	3,507,693	446,846

Total liabilities		41,304,223	22,338,465	2,845,701

Equity attributable to owners of the Company
Share capital*	12	11,457	15,253	1,943
Accumulated losses		(33,754,822)	(54,477,277)	(6,939,869)
Reserves	13	55,011,002	92,015,242	11,721,836
Total equity		21,267,637	37,553,218	4,783,910

Total liabilities and equity		62,571,860	59,891,683	7,629,611

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

		Six months ended June 30,
	Note	2024 (unaudited)	2025 (unaudited)
		HK$	HK$	US$
Revenue	14	22,732,219	23,943,656	3,050,186
Cost of sales		(12,549,020)	(12,938,874)	(1,648,285)
Gross profit		10,183,199	11,004,782	1,401,901

Other income and gain	15	26,247	2,628,073	334,790
General and administrative expenses		(6,000,158)	(29,440,811)	(3,750,469)
Selling and distribution expenses		(3,005,905)	(3,347,044)	(426,381)
Allowance of expected credit loss - trade receivables	5	(228,666)	(730,257)	(93,028)

Profit/(Loss) from operations		974,717	(19,885,257)	(2,533,187)
Finance costs	16	(193,581)	(479,994)	(61,146)

Profit/(Loss) before income tax		781,136	(20,365,251)	(2,594,333)
Income tax expense	17	—	—	—
Profit/(Loss) for the period		781,136	(20,365,251)	(2,594,333)

Other comprehensive income/(loss):
Exchange differences on translation foreign operations		(12,362)	(357,204)	(45,504)
Total comprehensive income/(loss) for the period		768,774	(20,722,455)	(2,639,837)

Earnings/(Loss) per share attributable to owners of the Company
Basic and diluted		0.062	(1.068)	(0.136)

Weighted average number of ordinary shares
Basic and diluted*		12,500,000	19,071,771	19,071,771

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Accumulated losses	Reserves #	Total equity
	HK$	HK$	HK$	HK$
Balance at January 1, 2024*	9,750	(15,680,728)	358,010	(15,312,968)
Profit for the period	—	781,136	—	781,136
Exchange differences on translation foreign operations	—	—	(12,362)	(12,362)
Balance at June 30, 2024	9,750	(14,899,592)	345,648	(14,544,194)

Balance as of January 1, 2025	11,457	(33,754,822)	55,011,002	21,267,637
Loss for the period	—	(20,722,455)	—	(20,722,455)
Exchange differences on translation foreign operations	—	—	357,204	357,204
Issuance of Class A ordinary shares pursuant to the SEPA	2,416	—	17,044,192	17,046,608
Issuance of Class A ordinary shares upon redemption of convertible promissory notes	1,341	—	19,485,883	19,487,224
Issuance of Class A ordinary shares for advisory fee	39	—	116,961	117,000
Balance at June 30, 2025	15,253	(54,477,277)	92,015,242	37,553,218
Balance at June 30, 2025 (US$)	1,943	(6,939,869)	11,721,836	4,783,910

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

#	Reserves consist of foreign currency translation reserve and share premium.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2024 (unaudited)	2025 (unaudited)
	HK$	HK$	US$
Cash flows from operating activities
Profit/(Loss) before income tax	781,136	(20,365,251)	(2,594,333)

Adjustments for:
Depreciation of property, plant and equipment	2,524,228	1,818,927	231,713
Allowance for expected credit losses – trade receivables	228,666	730,257	93,028
Bad debt written off	40,382	—	—
Interest expense – lease liabilities	110,597	102,183	13,017
Interest expense – bank borrowings	82,984	55,024	7,009
Interest expense – convertible promissory notes	—	322,787	41,120
Change in fair value on embedded derivative liability	—	(1,452,727)	(185,063)
Interest income	(12,362)	(92,820)	(11,824)
Change in fair value on financial instrument	—	(1,033,094)	(131,606)
Operating cash flows before working capital changes	3,755,631	(19,914,714)	(2,536,939)

Changes in working capital:
Trade and other receivables	(3,762,484)	627,211	79,901
Trade and other payables	2,942,996	(2,281,922)	(290,694)
Contract liabilities	(912,000)	(785,226)	(100,030)
Net cash generated from/(used in) operating activities	2,024,143	(22,354,651)	(2,847,762)

Cash flows from investing activities
Interest income	12,362	92,820	11,824
Acquisition of a subsidiary	—	(27,080,000)	(3,449,725)
Purchase of property, plant and equipment	(482,891)	(20,998)	(2,676)
Net cash used in investing activities	(470,529)	(27,008,178)	(3,440,577)

Cash flows from financing activities
Advance from ultimate beneficial shareholder	5,001,140	—	—
Interest paid	(82,984)	(55,024)	(7,009)
Payment of deferred IPO expenses	(5,771,548)	—	—
Repayment of bank borrowings	(456,204)	(477,777)	(60,865)
Repayment of lease liabilities	(1,828,564)	(1,629,937)	(207,638)
Issuance of ordinary shares as compensation for advisory fee	—	117,000	14,905
Proceeds from issuance of ordinary shares pursuant to the SEPA	—	18,079,703	2,303,176
Net cash (used in)/generated from financing activities	(3,138,160)	16,033,965	2,042,569

Net change in cash and bank balances	(1,584,546)	(33,328,864)	(4,245,770)
Cash and bank balances at beginning of the period	3,660,213	42,222,014	5,378,669
New subsidiary acquired during the period	—	1,759	224
Cash and bank balances at end of period	2,075,667	8,894,909	1,133,123

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

A reconciliation of liabilities arising from financing activities as follows:

			Non-cash changes
	January 1	Cash flows	Interest expense	Addition/ (Reduction)	June 30
	HK$	HK$	HK$	HK$	HK$
2025
Bank borrowings	3,845,863	(532,801)	55,024	—	3,368,086
Lease liabilities	2,390,304	(1,629,937)	102,183	5,405,497	6,268,047
Convertible promissory notes	13,860,647	—	322,787	(14,183,434)	—
	20,096,814	(2,162,738)	479,994	(8,777,937)	9,536,133

2024
Bank borrowings	4,767,829	(539,188)	82,984	—	4,311,625
Lease liabilities	4,483,821	(1,828,564)	110,597	—	2,765,854
	9,251,650	(2,367,752)	193,581	—	7,077,479

POWELL MAX LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Powell Max Limited (the “Company” or “Powell Max”) was incorporated in the British Virgin Islands on January 8, 2019 and its registered office at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110. The principal place of business of the Company is 22/F, Euro Trade Centre, No. 13-14 Connaught Road Central, Central, Hong Kong.

These unaudited interim condensed consolidated financial statements comprise the Company and its subsidiaries (the “Group”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

Name of subsidiary		Percentage of effective ownership held by the Company
(Country of incorporation and principal place of business)	Principal activities	December 31, 2024	June 30, 2025
JAN Financial Press Limited (“JAN Financial”) (Hong Kong)	Provision of financial printing services	100%	100%
Miracle Media Production Limited (“Miracle Media”) (Hong Kong)	Provision of printing, translation, production and maintenance services	—	100%

There have been no significant changes in the nature of these activities during the six months ended June 30, 2025 and 2024.

Organization

Reorganization

The holding company, Powell Max, was incorporated under the laws of the BVI, with 50,000 ordinary shares issued and allotted to our ultimate beneficial shareholder, Ms. Leung Po Man Stella (“Ms. Leung” or “Controlling Shareholder”).

For the purpose of the Company’s initial listing of its ordinary shares, the Group has performed a series of reorganization transactions (the “Reorganization”) as described below:

On January 19, 2024, the Company completed its group reorganization of entities under the common control of Ms. Leung, who collectively owned all the equity interests of Powell Max. Ms. Leung, who is the existing shareholder of Powell Max, entered into a share swap arrangement with Bliss On Limited (“Bliss On”), a company incorporated under the laws of the BVI, and wholly-owned by Ms. Leung, to transfer her existing 50,000 ordinary shares in Powell Max, representing the entire issued shares in Powell Max to Bliss On, in consideration of Bliss On issuing one additional ordinary share to Ms. Leung. Subsequent to the share swap arrangement, Bliss On became the shareholder of Powell Max, which in turn also owned all the equity interest of JAN Financial. The economic interests for Ms. Leung remain the same before and after the Reorganization.

As the Company and its subsidiary were under the same control of Ms. Leung and their entire equity interests were also ultimately held by Ms. Leung immediately prior to the Reorganization, the unaudited interim condensed consolidated financial statements are prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements of the Company. On February 5, 2024, Powell Max undertake a share subdivision exercise whereby every authorized and issued ordinary share with a par value of US$1.00 be subdivided into 10,000 ordinary shares with a par value of US$0.0001 each. Following the subdivision exercise, Powell Max increased its authorized share capital to 500,000,000 ordinary shares, par value US$0.0001 each, with 500,000,000 ordinary shares issued and allotted to Bliss On. Immediately after the share subdivision exercise, Bliss On surrendered 487,500,000 ordinary shares to Powell Max for cancellation for no consideration. As a result, Powell Max has 12,500,000 ordinary shares issued and outstanding. The 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. The ordinary shares are presented on a retroactive basis to reflect the Reorganization and subsequent share subdivision and share cancellation completed on February 5, 2024.

Debt Conversion

On July 19, 2024, a loan settlement agreement was entered by and between the Company and the Controlling Shareholder, pursuant to which the Controlling Shareholder waived the outstanding balance of HK$18,679,181 (US$2,391,425) as of December 31, 2023, upon the receipt of the promissory note issued to Bliss On for the principal sum of HK$18,679,181 (US$2,391,425), which will be converted into Class A ordinary shares of the Company at the same price as the offer price in the initial public offering (the “Offer Price”) per Class A ordinary share automatically prior to the trading of the Class A ordinary shares on Nasdaq Capital Market. On September 4, 2024, 597,856 Class A ordinary shares were issued to Bliss On upon automatic conversion of the promissory note at the Offer Price of US$4.00 per Class A ordinary share.

Initial Public Offering

On September 5, 2024, the Company completed the initial public offering and listed its Class A ordinary shares on the Nasdaq Capital Market under the symbol “PMAX”. With the initial public offering, the Company received aggregate gross proceeds of US$5,707,000, prior to deducting underwriting discounts and other offering expenses and a total of 1,426,750 Class A ordinary shares were issued.

On October 2, 2024, the representative of the underwriters of the initial public offering partially exercised the over-allotment option to purchase an additional 99,765 Class A ordinary shares of the Company. As a result of which, the Company received additional aggregate gross proceeds of US$399,000.

2.	Material accounting policy information

The accounting policies and method of computation used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2024 issued for the Group.

The new and amended standards issued and effective for annual period beginning on January 1, 2025 as disclosed in the audited consolidated financial statements for the year ended December 31, 2024 issued for Powell Max Limited and its subsidiaries have no material impact on the unaudited interim condensed consolidated financial statements of the Group for the six months ended June 30, 2025.

2.1	Basis of preparation

The accompanying unaudited condensed consolidated financial statements of the Company has been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, have been omitted pursuant to those rules and regulations. The unaudited interim condensed financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the audited consolidated financial statements of the Company for the year ended December 31, 2024 (“Annual Financial Statement”).

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited interim condensed consolidated statements of financial position as of June 30, 2025, unaudited interim condensed consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for the six months ended June 30, 2025 and 2024, as applicable, have been made. The unaudited results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

2.2	Revenue

Revenue from rendering of a distinct service in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring “control” of a distinct service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised distinct service. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to service with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised distinct service. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Group uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Group satisfies a performance obligation

The Group recognizes revenue when a performance obligation is satisfied, i.e., when the customer obtains control of the distinct service.

Revenue from corporate financial communications services

Revenue from corporate financial communications comprised of printing, publishing and distribution of quarterly and annual financial reports, corporate announcements, circulars and proxy statements. These services require the Group’s expertise in typesetting, design, layout, artwork, translation, uploading, printing, publishing, and distributing.

For listed company customers, revenue from the production of quarterly reports, annual reports, circulars, and proxy statements are recognized at the point in time when each of the individual products are uploaded to the e-submission system of the Stock Exchange of Hong Kong Limited (“HK Stock Exchange”). At the point of submission, the customer has obtained substantially all of the remaining benefits of the service and there’s no unfulfilled obligation from the Group.

For non-listed company customers, the Group provides translation services. Revenue for this service is recognized at a point in time upon electronic delivery of the translated document to the customer.

No element of financing is deemed present as typical payment terms range from 30 to 45 days from the date of issuance of invoice.

Revenue from IPO financial printing services

The revenue from IPO financial printing services related to customers seeking to list on the HK Stock Exchange. Revenue from the provision of IPO financial printing services may include the following — printing and binding, translation, typesetting, proofreading, artwork design and publishing.

A contract asset represents the Group’s right to consideration in exchange for services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due. A contract liability represents the Group’s obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

There will be a contract entered between the Group and the IPO customer, in which the contract will stipulate the terms and conditions of the IPO financial printing services, including the billing milestones. The IPO financial printing services fee is non-refundable, and the Group is entitled to receive upfront downpayment (1st milestone payment) upon signing the contract. The upfront downpayment is recorded as a contract liability and will be recognized as revenue when the Group fulfilled its first performance obligation.

The provision of IPO financial printing services contract includes two distinct performance obligations, as each performance obligation constitutes a distinct benefit to the customer. The 1st performance obligation is fulfilled when the first submission of the customer’s listing documents i.e. the prospectus, to the HK Stock Exchange, which corresponds to the Group’s entitlement to the 2nd milestone payment, and the 2nd performance obligation is fulfilled when the customer’s listing documents is approved, and the customer is successfully listed on the HK Stock Exchange, which corresponds to the Group’s entitlement to the 3rd milestone payment.

For the provision of IPO financial printing services, revenue is recognized at a point in time upon the completion of each performance obligation. The completion of the 1st performance obligation is evidenced by the date of e-submission of the customer’s filing on the HK Stock Exchange and the completion of the 2nd performance obligation is evidenced by customer’s successful listing on the HK Stock Exchange.

In certain circumstances, customers may decide to terminate the IPO listing process prior to submission of customer listing documents, i.e. the prospectus. Under these circumstances, the upfront deposits received by the Group are non-refundable, and will be recognized as revenue immediately. Evidence of the termination of the listing process is via written correspondence from the customer.

No element of financing is deemed present as typical payment terms range from 30 to 45 days from the date of issuance of invoice.

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the unaudited interim condensed consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the unaudited interim condensed consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the unaudited interim condensed consolidated financial statements;

●	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

Disposals

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

2.4	Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company incorporated in BVI is USD, and the operating subsidiaries incorporated in Hong Kong is Hong Kong dollars. The unaudited interim condensed consolidated financial statements are presented in Hong Kong dollars, which is the reporting currency of the Company.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.5	Convenience translation

Translations of amounts in the unaudited interim condensed consolidated statements of financial position, unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, and unaudited interim condensed consolidated statements of cash flows from Hong Kong Dollar (“HK$” or “HKD”) into United States Dollar (“US$” or “USD”) as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 — HK$7.8499, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on June 30, 2025, respectively. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.6	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the unaudited interim condensed consolidated statement of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.7	Financial instruments

Financial assets

Classification and measurement

Group classifies its financial assets in the following measurement categories:

●	Amortized cost;

●	Fair value through other comprehensive income (FVOCI); and

●	Fair value through profit or loss (FVPL).

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Debt instruments

Debt instruments mainly comprise of cash and bank balances and trade and other receivables.

There are three subsequent measurement categories, depending on the Group’s business model for managing the assets and the cash flow characteristics of the asset:

●	Amortized cost: Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

●	FVOCI: Debt instruments that are held for collection of contractual cash flows and for sale, and where the assets’ cash flows represent solely payments of principal and interest, are classified as FVOCI. Movements in fair values are recognized in Other Comprehensive Income (OCI) and accumulated in fair value reserve, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and presented in “other gains and losses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”.

●	FVPL: Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortized cost or FVOCI are classified as FVPL. Movement in fair values and interest income is recognized in profit or loss in the period in which it arises and presented in “other gains and losses”.

Impairment

The Group recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL is based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL is recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL is provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Group commits to purchase or sell the asset.

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Offsetting of financial instruments

A financial asset and a financial liability shall be offset and the net amount presented in the unaudited interim condensed consolidated statements of financial position when, and only when, an entity (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Convertible promissory notes

The Group classifies the convertible promissory notes in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Group accounted for the convertible promissory notes as a hybrid instrument as it contains an embedded derivative and a non-derivative debt host. An embedded derivative causes some of the cash flows of the hybrid instrument vary in a way similar to a stand-alone derivative. An embedded derivative that is required to be separated from the host contract (that is, if it is not closely related to the host contract) is carried at fair value, with changes in fair value recognized through profit or loss. The host contract’s carrying value at initial recognition is the difference between the fair value of the entire instrument as a whole and the embedded derivative’s fair value. In the case where the fair value of the embedded derivative cannot be determined reliably on the basis of its terms and conditions, the fair value of the embedded derivative is measured as the difference between the fair value of the entire instrument and the fair value of the host contract. The host contract, as a financial liability, is subsequently measured at amortized cost using the effective interest method. Any directly attributable transaction costs and debt discount are allocated to the host contract.

Interest related to the financial liability is recognized in profit or loss. Upon conversion, the financial liability and the associated derivative liability are reclassified to equity and no gain or loss will be recognized. Convertible notes containing conversion options accounted for as embedded derivatives are classified as current liabilities as the Group does not have the right to deter settlement for at least 12 months after the reporting date.

Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. Changes in fair value of derivatives are recognized in profit or loss.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.8	Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “property, plant and equipment”.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

●	Amounts expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contain both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;

●	There is a change in the Group’s assessment of whether it will exercise an extension option; or

●	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

2.9	Trade receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

2.10	Trade payables

Trade payables and accrual represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

3.	Significant accounting judgments and estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Management is of opinion that there is no significant judgement made that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial years.

Key source of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Allowance for ECL of trade receivables

The Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the ECL for trade receivables. The ECL rates are based on the Group’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Group assesses, for example, the country default risk. The Group adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

Fair value of embedded derivative liability on convertible promissory notes

Embedded derivative liability are measured at fair value at initial recognition and designated to be measured subsequently at fair value through profit or loss. The fair value of the embedded derivative liability is determined first with the residual value being assigned to the host debt liability. The Group had applied Monte Carlo simulation model to estimate the fair value of the embedded derivative liability. The key inputs contributing to the estimation uncertainty include the Company’s share price volatility, prevailing market interest rate applied to future cash flows of similar debt instruments without the embedded derivatives and valuation results concluded based on the average value under several simulations.

4.	Business combination

On February 26 2025, the Company entered into a sale and purchase agreement with Vision Access Enterprises Limited and M Digital Partners Company Limited (collectively, the “Vendors”), pursuant to which the Vendors agreed to sell and the Company agreed to purchase all of the issued and outstanding capital of Miracle Media Production Limited (the “Target”) and all of the outstanding amounts owed by the Target to Vision Access Enterprises Limited. The Target is principally engaged in the provision of printing, translation, production and maintenance services in Hong Kong. The acquisition was completed on February 28, 2025. The Company started consolidating Miracle Media Production Limited in its financial statements beginning March 1, 2025.

Details of goodwill, the consideration paid, the assets acquired and liabilities assumed, and the effects on the cash flows of the Group, at the acquisition date, are as follows:

4.1	Goodwill

	As of June 30, 2025 (unaudited)
	HK$	US$
Cost
At beginning of financial year/period	—	—
Acquisition of a subsidiary	28,116,846	3,581,809
At end of financial year/period	28,116,846	3,581,809

4.2	Purchase consideration

	As of June 30, 2025 (unaudited)
	HK$	US$

Cash paid	27,080,000	3,449,725
Add: Assignment of the shareholder’s loan	1,000,000	127,390
Consideration transferred for the business	28,080,000	3,577,115

4.3	Identifiable assets acquired and liabilities assumed

	As of June 30, 2025 (unaudited)
	HK$	US$

Trade and other receivables	279,982	35,667
Cash and bank balances	1,759	224
Total assets	281,741	35,891

Trade and other payables	(221,570)	(28,226)
Contract liabilities	(97,017)	(12,359)
Total liabilities	(318,587)	(40,585)

Total identifiable net liabilities	(36,846)	(4,694)

Add: Goodwill	28,116,846	3,581,809
Consideration transferred	28,080,000	3,577,115

4.4	Effect on cash flows of the Group

	As of June 30, 2025 (unaudited)
	HK$	US$

Cash paid (as above)	27,080,000	3,449,725
Less: Cash and bank balances in subsidiary acquired	(1,759)	(224)
Cash outflow on acquisition	27,078,241	3,449,501

4.5	Revenue and profit contribution

The acquired business contributed revenue of HK$1,530,073 (US$194,916) and net profit of HK$337,477 (US$42,991) to the Group for the period from March 1, 2025 to June 30, 2025.

5.	Trade and other receivables

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$
Trade receivables – third parties	10,117,291	15,192,780	1,935,411
Less: Allowance for expected credit losses – trade receivables	(2,303,255)	(3,033,512)	(386,440)
	7,814,036	12,159,268	1,548,971
Other receivables	195,323	380,685	48,496
Prepayments	567,636	1,564,355	199,283
Deposits	1,096,815	914,366	116,481
Prepayment of issuance costs	6,422,350	—	—
	16,096,160	15,018,674	1,913,231

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 45 days (December 31, 2024: 30 to 45 days) credit terms.

Prepayment of issuance costs are professional fees that are directly attributable to the preparation of the SEPA (Note 11).

The movement in allowance for expected credit losses — trade receivables computed based on lifetime ECL was as follows:

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$
At beginning of financial year/period	(1,814,615)	(2,303,255)	(293,412)
Allowance made for:
– Credit impaired receivables	(307,118)	(42,082)	(5,361)
– Non-credit impaired receivables	(181,522)	(688,175)	(87,667)
At end of financial year/period	(2,303,255)	(3,033,512)	(386,440)

6.	Cash and bank balances

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$
Cash at banks	30,522,014	8,894,909	1,133,124
Short-term fixed deposits	11,700,000	—	—
Cash and bank balances	42,222,014	8,894,909	1,133,124

Short-term fixed deposits as of December 31, 2024 are placed with financial institutions for a tenure of 30 days, matured on January 3, 2025, and bear effective interest rate of 4.4% per annum.

7.	Trade and other payables

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$
Non-current
Provision	150,000	150,000	19,109

Current
Trade payables – third parties	7,229,939	9,706,865	1,236,559
Other payables	3,162,303	457,161	58,238
Accruals	2,598,216	1,766,080	224,981
	12,990,458	11,930,106	1,519,778

Trade payables are non-interest bearing and normally settled on 30 to 90 days (December 31, 2024: 30 to 90 days) credit terms.

Other payables as of December 31, 2024 primarily consist of payable for the transaction costs incurred for the SEPA.

Accruals consist of the accrued staff costs and benefits, professional fees, accrued translation services, utility bills and others.

Provision pertained to estimated costs of dismantlement, removal or restoration of leased properties to its original condition as stipulated in the terms and conditions of the lease contracts.

8.	Contract liabilities

The movement in contract liabilities was as follows:

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$
At beginning of the financial year/period	1,524,761	1,310,435	166,936
Receipts from customers	3,468,100	1,326,985	169,045
Revenue recognized during the year/period	(3,682,426)	(2,015,194)	(256,716)
At end of the financial year/period	1,310,435	622,226	79,265

The contract liabilities primarily related to Group’s obligation to transfer services to customers for which the Group has received advances from customers for financial printing services in relation to financial documents, IPO project related documents, all other compliance documents and all other services in related thereto. Contract liabilities are recognized as revenue upon satisfaction of performance obligations for which consideration has been received in advance.

Unsatisfied performance obligations

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$
Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as the end of financial year/period	2,680,400	794,400	101,199

Management expects that the aggregate amount of the transaction price allocated to unsatisfied performance obligations as of June 30, 2025 will be recognize as revenue as the Group continues to perform the IPO financial printing services to completion, which is expected to occur within the next 12 months (2024: 12 months). The amount disclosed above does not include variable consideration which is subject to significant risk of reversal.

9.	Bank borrowings

Type	Principal amount	Interest rates	Maturity date	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK	(per annum)		HK$	HK$	US$
Term loan I	4,000,000	3.0% to 3.125%	May 19, 2028	2,268,207	1,950,700	248,500
Term loan II	1,000,000	3.0% to 3.125%	March 14, 2029	729,946	648,848	82,657
Term loan III	1,000,000	3.0% to 3.125%	December 27, 2029	847,710	768,538	97,904
				3,845,863	3,368,086	429,061

The Group entered into several banking facilities (as renewed or supplemented where required) with a bank in Hong Kong. The portion of term loans due for repayment after one year is subject to repayment on demand clause and has been classified as current liabilities.

The term loans are secured by guarantees issued by The Hong Kong Mortgage Corporation Limited and personal guarantee by the ultimate beneficial shareholder.

10.	Lease liabilities

Group as a lessee

The Group has lease contracts for leasehold premises and office equipment. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

Carrying amount of right-of-use assets presented within property, plant and equipment

	Leasehold premises	Office equipment	Total	Total
	HK$	HK$	HK$	US$
At January 1, 2024	4,185,679	106,876	4,292,555	546,829
Additions	—	1,389,009	1,389,009	176,946
Depreciation	(3,141,760)	(245,777)	(3,387,537)	(431,539)
At December 31, 2024	1,043,919	1,250,108	2,294,027	292,236
Remeasurement	5,405,497	—	5,405,497	688,607
Depreciation	(1,407,193)	(138,901)	(1,546,094)	(196,957)
At June 30, 2025	5,042,223	1,111,207	6,153,430	783,886

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial period are disclosed elsewhere in the unaudited interim condensed consolidated financial statements. The incremental borrowing rate used to measure the lease liabilities at the lease commencement date is 5.88% (December 31, 2024: 5.88%).

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$

Current	1,376,122	2,910,354	370,751
Non-current	1,014,182	3,357,693	427,737
	2,390,304	6,268,047	798,488

11.	Convertible promissory notes

Standby Equity Purchase Agreement

On November 21, 2024, the Company entered into the SEPA with the Investor, pursuant to which the Investor has agreed to purchase up to US$40 million of the Company’s Class A ordinary shares, par value of US$0.0001 per share over the course of 36 months (each an “Advance”) after the date of the SEPA upon notice from the Company from time to time. The Company has the option to select, in each notice, the pricing mechanism of the Class A ordinary shares, calculated using either (i) 92% of the average volume weighted average price (the “VWAP”) of the Class A ordinary shares on the day of each advance notice by the Company if the notice is made prior to 9:00 a.m. Eastern Time, or (ii) 96% of the VWAP of the Class A ordinary shares for the three consecutive trading days commencing on the trading day the notice is made prior to 9:00 a.m. Eastern Time, or if the notice is made after 9:00 a.m. Eastern Time, commencing on the following trading day.

Subject to the satisfaction of certain conditions set forth in the SEPA, the Investor shall advance up to US$3,000,000 (a “Pre-Advance”) to the Company, with each Pre-Advance to be evidenced by a convertible promissory note issuable at an original issuance discount of 8%, on different dates following the signing of the SEPA. At the election of the Investor, all or a portion of the principal, interest, or other amounts outstanding under each convertible promissory note may be converted into shares of Class A ordinary shares in accordance with the mechanisms set forth in the convertible promissory notes. The Company has the option to redeem the convertible promissory notes prior to their maturity dates. In addition, for so long as there is a balance outstanding under the Notes, the Investor, at its sole discretion, may convert such outstanding balance or part thereof into the ordinary shares. The first Pre-Advance, in the principal amount of US$1,000,000, was advanced on November 21, 2024. The second Pre-Advance, in the principal amount of US$1,000,000, was advanced on December 2, 2024. The third Pre-Advance, in the principal amount of US$1,000,000, was advanced on December 20, 2024. Each Note is subject to a 8% discount to the principal amount of such convertible promissory note.

Each convertible promissory note does not carry any interest (other than upon the occurrence of any event of default, as defined in the SEPA) and has a maturity date of 12 months from the date of the convertible promissory note (as may be extended at the option of the Investor). At the election of the Investor, all or a portion of the principal, interest, or other amounts outstanding under each convertible promissory note may be converted into Class A ordinary shares in accordance with the mechanisms set forth in the convertible promissory notes. The Company has the option to redeem the convertible promissory notes prior to their maturity dates.

In addition to the conversion right described above, for so long as there is a balance outstanding under the convertible promissory notes, the Investor, at its sole discretion, may deliver to the Company a notice (“Investor Notice”), to cause an Advance Notice to be deemed delivered to the Investor and the issuance of shares of Class A ordinary shares to the Investor pursuant to an Advance. The Investor may select the amount of the Advance pursuant to an Investor Notice, provided that the amount of the Advance selected shall not exceed the balance owed under the Notes outstanding on the date of delivery of the Investor Notice and subject to certain other limitations as set forth in the SEPA. The shares will be issued and sold to the Investor pursuant to an Investor Notice at a per share price equal to the conversion price that would be applicable to the amount of the Advance selected by the Investor if such amount were to be converted as of the date of delivery of the Investor Notice into shares of Class A ordinary shares in accordance with the mechanisms set forth in the convertible promissory notes. The Investor will pay the purchase price for such shares to be issued pursuant to the Investor Notice by offsetting the amount of the purchase price to be paid by the Investor against an amount outstanding under the convertible promissory notes.

In accordance with the SEPA, the Company paid the Investor a structuring fee of US$25,000 and issued 63,898 Class A ordinary shares to the Investor at the issue price of US$3.13 per Class A ordinary shares, in settlement of 50% of the commitment fee, on December 23, 2024.

In January 2025, all the convertible promissory notes were converted into the Company’s Class A ordinary shares, and 1,718,901 ordinary shares were issued, at a conversion price of US$1.7453 per ordinary share.

In January 2025, pursuant to the SEPA, the Company issued 3,098,175 Class A ordinary shares for a consideration of US$2,317,911.

On May 23, 2025, the Company and the Investor entered into a termination agreement pursuant to which the SEPA and the Registration Rights Agreement, dated as of November 21, 2024 between the Company and the Investor were terminated.

Revere Agreement

In connection with the execution of the SEPA, the Company and Revere Securities LLC (“Revere”) entered into a finder’s fee agreement, dated as of September 10, 2024 (the “Finder’s Fee Agreement”), pursuant to which the Company has agreed to pay Revere (i) a cash compensation equal to 4% of the total proceeds of the Pre-Advance, (ii) cash compensation equal to 4% of the total proceeds from the SEPA (other than the Pre-Advance) and cash and stock compensation at the rate of US$15,000 per month and 10,000 Class A ordinary shares per month for 6 months when the Company raises US$3,000,000 or more from the SEPA (other than the Pre-Advance), with one automatic renewal for another 6 months upon the expiry of the first 6 months. In March 2025, pursuant to the Finder’s Fee Agreement, the Company issued 50,000 Class A ordinary shares to Revere.

The Finder’s Fee Agreement has expired and terminated on March 9, 2025.

Convertible promissory notes

Convertible promissory notes is a hybrid financial liability consisting of a host debt liability component and an embedded derivative liability component.

11.1	Convertible promissory notes

The following table reconciles the carrying value of the host debt liability component of the convertible promissory notes:

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$
Host debt liability
At beginning of the financial year/period	—	13,860,647	1,765,710
Proceeds from issuance of convertible promissory notes	23,400,000	—	—
Less: Debt discount and transaction costs apportioned to host debt liability*	(1,802,374)	—	—
Less: Fair value of embedded derivative liability (see Note 11.2)	(8,380,211)	—	—
Carrying value of host debt liability at inception/beginning of the financial year/period	13,217,415	13,860,647	1,765,710
Amortized debt discount and transaction costs**	643,232	322,787	41,120
Less: Full redemption of convertible promissory notes	—	(14,183,434)	(1,806,830)
Balance at end of the financial year/period	13,860,647	—	—

*	Debt discount and transaction costs apportioned to host debt liability is recognized as a reduction of the carrying amount of host debt liability. Debt discount and transaction costs apportioned to embedded derivative liability amounted to HK$1,005,626 is expensed off immediately as interest expense in the consolidated statements of profit or loss and other comprehensive income for the financial year ended December 31, 2024.

**	Debt discount and transactions costs are being amortized and recorded to interest expense in the unaudited interim condensed consolidated statements of profit or loss and other comprehensive income over the life of the convertible promissory notes using effective interest method.

11.2	Derivative

The details of embedded derivative liability are as follows:

	As of December 31, 2024 (audited)	As of June 30, 2025 (unaudited)
	HK$	HK$	US$
Embedded derivative liability
Balance at beginning of the financial year	—	6,756,516	860,714
Issuance of convertible promissory notes	8,380,211	—	—
Change in fair value of embedded derivative liability	(1,623,695)	(1,452,727)	(185,063)
Less: Full redemption of convertible promissory notes	—	(5,303,789)	(675,651)
Balance at end of the financial year/period	6,756,516	—	—

Embedded derivative liability for convertible promissory notes

In connection with the issuance of the convertible promissory notes, the Group recognized an embedded derivative liability related to the embedded conversion feature. See Note 2.7 for further details on the accounting treatment of the convertible promissory notes and associated embedded derivative liability.

The fair value of the embedded derivative liability was determined using Monte Carlo simulation model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions:

	Year end as at December 31, 2024	As at date of conversion
Share price (US$)	2.11	0.83 – 1.90
Expected volatility (%)	49.04	49.77 – 50.16
Risk-free interest rate (%)	4.17	4.21 – 4.24

For the period ended June 30, 2025, the Group recognized changes in fair value of embedded derivative liability of HK$1,452,727 (December 31, 2024: HK$1,623,695).

12.	Share capital

	Ordinary shares – Class A	Ordinary shares – Class B	Total
	Number of shares	Number of shares	Number of shares	HK$	US$
Balance as at January 1, 2024	10,500,000	2,000,000	12,500,000	9,750	1,242
Issuance of Class A ordinary shares for debt conversion	597,856	—	597,856	466	59
Issuance of Class A ordinary shares for initial public offering, net of related expenses	1,426,750	—	1,426,750	1,113	142
Underwriters’ exercise of over-allotment option	99,765	—	99,765	78	10
Issuance of Class A ordinary shares for commitment fee	63,898	—	63,898	50	6
Balance as at December 31, 2024	12,688,269	2,000,000	14,688,269	11,457	1,459
Issuance of Class A ordinary shares for conversion of promissory notes	1,718,901	—	1,718,901	1,341	171
Issuance of Class A ordinary shares for pursuant to the SEPA	3,098,175	—	3,098,175	2,416	308
Issuance of Class A ordinary shares for advisory fee	50,000	—	50,000	39	5
Balance as at June 30, 2025	17,555,345	2,000,000	19,555,345	15,253	1,943

The Company was incorporated in BVI on January 8, 2019, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 each.

On February 5, 2024, the Company’s shareholder approved to amend the authorized share capital from US$50,000, divided into 50,000 ordinary shares of a par value of US$1.00 per share, to US$50,000, divided into 500,000,000 ordinary shares of par value US$0.0001 per share. After the subdivision of ordinary shares, the Company’s shareholder surrendered 487,5000,000 ordinary shares to the Company for no consideration so that the Company’s shareholder will hold 12,500,000 ordinary shares. Following the subdivision and surrender of shares, the Company’s shareholder decreased the number of ordinary shares to be issued is decreased from 500,000,000 ordinary shares to 100,000,000 ordinary shares of par value US$0.0001 per share, and re-designated and re-classified into 98,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. The 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights and entitlement for dividends, except each Class A ordinary shares is entitled to one (1) vote and each Class B ordinary shares is entitled to twenty (20) votes.

Debt Conversion

On September 4, 2024, 597,856 Class A ordinary shares were issued to Bliss On upon automatic conversion of the promissory note at the Offer Price of US$4.00 per Class A ordinary share (Note 1).

Initial Public Offering

On September 5, 2024, the Company completed the initial public offering and a total of 1,426,750 Class A ordinary shares were issued (Note 1).

On October 2, 2024, the representative of the underwriters partially exercised the over-allotment option to purchase an additional 99,765 Class A ordinary shares of the Company (Note 1).

Standby Equity Purchase Agreement

In accordance with the SEPA, the Company issued 63,898 Class A ordinary shares to the Investor on December 23, 2024 (Note 1 and Note 12).

In January 2025, all the convertible promissory notes were converted into the Company’s Class A ordinary shares, and 1,718,901 ordinary shares were issued, at a conversion price of US$1.7453 per ordinary share, as detailed in Note 1. At the date of this report, all the convertible promissory notes have been converted and fully settled.

In January 2025, pursuant to the SEPA, the Company issued 3,098,175 Class A ordinary shares for a consideration of US$2,317,911. The proceeds from the sale of ordinary shares were used for the Company’s operation and working capital.

In March 2025, pursuant to the Finder’s Fee Agreement, the Company issued 50,000 Class A ordinary shares to Revere. The Finder’s Fee Agreement has expired and terminated on March 9, 2025.

13.	Reserves

Reserves consist of foreign currency translation reserve and share premium.

Foreign currency translation reserve arises from functional currency of entities within the Group different from the presentation currency of the financial statements.

Share premium is the amount by which the fair value of the consideration received for shares exceeds the nominal value of the shares.

Movement in reserves:

	Foreign currency translation reserve	Share premium	Total
	HK$	HK$	HK$
Balance at January 1, 2024	(22,240)	380,250	358,010
Exchange differences on foreign currency translations	48,424	—	48,424
Issuance of Class A ordinary shares for debt conversion	—	18,652,649	18,652,649
Issuance of Class A ordinary shares for initial public offering, net of related expenses	—	31,279,379	31,279,379
Underwriters exercise of over-allotment option	—	3,112,590	3,112,590
Issuance of Class A ordinary shares for commitment fee	—	1,559,950	1,559,950
Balance at December 31, 2024	26,184	54,984,818	55,011,002
Exchange differences on foreign currency translations	357,204	—	357,204
Issuance of Class A ordinary shares upon redemption of convertible promissory notes	—	19,485,883	19,485,883
Issuance of Class A ordinary shares pursuant to the SEPA	—	17,044,192	17,044,192
Issuance of Class A ordinary shares for advisory fee	—	116,961	116,961
Balance at June 30, 2025	383,388	91,631,854	92,015,242
Balance at June 30, 2025 (US$)	48,840	11,672,996	11,721,836

14.	Revenue

Disaggregation of revenue

	Six months ended June 30,
	2024 (unaudited)	2025 (unaudited)
	HK$	HK$	US$
At a point in time
Provision of corporate financial communications services	18,820,803	21,309,886	2,714,670
IPO financial printing services	3,911,416	2,633,770	335,516
	22,732,219	23,943,656	3,050,186

15.	Other income and gain

	Six months ended June 30,
	2024 (unaudited)	2025 (unaudited)
	HK$	HK$	US$

Sundry income	21,184	49,432	6,297
Interest income	5,063	92,820	11,824
Fair value change of financial instruments	—	1,033,094	131,606
Fair value change of embedded derivative liability	—	1,452,727	185,063
	26,247	2,628,073	334,790

16.	Finance costs

	Six months ended June 30,
	2024 (unaudited)	2025 (unaudited)
	HK$	HK$	US$

Interest expenses on convertible promissory notes	—	322,787	41,120
Interest expenses on bank borrowings	82,984	55,024	7,009
Interest expenses on lease liabilities	110,597	102,183	13,017
	193,581	479,994	61,146

17.	Income tax expense

Six months ended June 30,
	2024 (unaudited)	2025 (unaudited)
	HK$	HK$	US$
Current period	—	—	—

Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

British Virgin Islands

The Company established under the BVI Act is exempted from BVI income taxes.

18.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 — Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 — Unobservable inputs for the asset or liability.

Fair value of financial instruments carried at fair value

The following table shows an analysis of each class of assets measured at fair value at the reporting date:

Fair value measurement at the reporting date using
	Quoted prices in active markets for identical instruments	Significant observant inputs other than quoted prices	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total	Total
	HK$	HK$	HK$	HK$	US$
December 31, 2024
Financial liabilities:
Convertible promissory notes - Derivative	—	—	6,756,516	6,756,516	869,822

The Group has no financial instruments under Level 1 and Level 2 in both financial years. The fair value of the embedded derivative liability is determined by Monte Carlo simulation model, where the exercise price based on the share price of the Company over the lives of the Notes are stochastic variables.

Assets and liabilities not measured at fair value

Cash and bank balances, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

Lease liabilities, bank borrowings and convertible promissory notes

The carrying amount of these balances approximate their fair value as they are subject to interest rates close to market rate of interest for similar arrangements with financial institutions.

19.	Events after reporting period

The Company has assessed all events from June 30, 2025, up through September 23, 2025 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these unaudited interim consolidated financial statements except below.

(a)

On August 13, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors, pursuant to which the Company agreed to sell, in a private placement transaction (the “Private Placement”), (i) up to 1,600,000 Class A ordinary shares, par value US$0.0001 per share, and (ii) up to 4,800,000 common warrants (the “Common Warrants”), each exercisable for one Class A Ordinary Share, par value US$0.0001 per share. The Company issued 1,600,000 Class A ordinary shares for a consideration of US$403,200. The net proceeds from the Private Placement are expected to be used for general corporate purposes, including working capital.

The net proceeds are recognized as share capital in equity. As of August 31, 2025, the Company’s unaudited total equity was approximately US$5,183,870.

(b)

As previously disclosed, on March 5, 2025, the Company received a deficiency notice from the staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the bid price of its listed security had closed at less than US$1.00 per share for 30 consecutive business days, the Company was not in compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”) and the Company was provided 180 calendar days, or until September 1, 2025, to regain compliance.

On September 2, 2025, the Company received a letter (the “Delisting Determination Letter”) from the Staff notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market. The determination was made as a result of the Company’s failure to regain compliance with Minimum Bid Price Rule within the prescribed period and the Company’s failure to comply with the US$5,000,000 minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market. Accordingly, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

Unless the Company requests an appeal of this determination to a Nasdaq Hearings Panel by no later than 4:00 p.m. Eastern Time on September 9, 2025, trading of the Company’s securities will be suspended at the opening of business on September 11, 2025, and Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company may appeal Nasdaq’s determination to a Hearings Panel pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Hearings Panel’s decision.

On September 5, 2025, the Company requested a hearing with the Hearings Panel at which requests a suspension of delisting pending the Company returns to compliance.